SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, December 30th, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01, Credicorp hereby notifies you that:

In relation with the Material Event published on September 25th, 2014; today, our subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros has signed a final agreement with Banmédica S.A. to enter into a joint venture in the healthcare market in Peru, specifically in three businesses: medical services, health insurance and health plans.

The agreement implies corporate matters to be executed by and/or between Pacífico Entidad Prestadora de Salud (“Pacífico EPS”), Empremédica S.A.C., Clínica San Felipe S.A. and Laboratorios Roe S.A. in accordance with the details duly informed to the market by the involved parties.

The effects of this agreement shall become effective as of January 1st, 2015.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Guillermo Morales Valentin
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30th, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales Valentín
Guillermo Morales Valentín
Authorized Representative